UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2018

ENGILITY HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35487	61-1748527
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4803 Stonecroft Blvd. Chantilly, Virginia		20151
(Address of Principal Executive Offices)		(Zip Code)

(703) 633-8300

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On September 9, 2018, Engility Holdings, Inc., a Delaware corporation (“Engility”), entered into an Agreement and Plan of Merger with Science Applications International Corporation, a Delaware corporation (“SAIC”), and Raptors Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of SAIC (the “Merger Sub”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Engility (the “Merger”), with Engility surviving the Merger.

On September 10, 2018, Engility made available a letter to its employees, a copy of which is attached hereto at Exhibit 99.1 and is hereby incorporated by reference in this Item 8.01.

On September 10, 2018, Engility made available to its employees a list of FAQs (“Employee FAQs”), a copy of which is attached hereto as Exhibit 99.2 and is hereby incorporated by reference in this Item 8.01.

On September 10, 2018, Engility hosted a conference call and webcast with its employees to discuss the Merger. A copy of the slides presented as part of the webcast is filed herewith as Exhibit 99.3 and is hereby incorporated by reference in this Item 8.01.

On September 10, 2018, Engility made available to its employees a fact sheet regarding Engility, SAIC and the Merger (“Merger Fact Sheet”), a copy of which is attached hereto as Exhibit 99.4 and is hereby incorporated by reference in this Item 8.01.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

99.1	Letter to Employees, dated September 10, 2018

99.2	Employee FAQs, dated September 10, 2018

99.3	Employee Presentation, dated September 10, 2018

99.4	Merger Fact Sheet, dated September 10, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Engility Holdings, Inc.
Date: September 10, 2018

	By:	/s/ Thomas O. Miiller
Thomas O. Miiller
Senior Vice President, General Counsel and Corporate Secretary